UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549 ___________________________
SCHEDULE TO (RULE 14d-100)
Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934 (Amendment No. 4)

GENENTECH, INC. (Name of Subject Company (Issuer))

ROCHE INVESTMENTS USA INC. (Offeror)

an indirect wholly owned subsidiary of

ROCHE HOLDING LTD (Parent of Offeror)
GENENTECH, INC. (Issuer)
(Names of Filing Persons (identifying status as offeror, issuer and other person))

Common Stock, Par Value $0.02 Per Share
(Title of Class of Securities) ___________________________
368710406
(Cusip Number of Class of Securities)
Carol Fiederlein Roche Investments USA Inc. 1220 N. Market Street, Suite #334 Wilmington, DE 19801 Telephone: (302) 425-0151	Sean A. Johnston Genentech, Inc. 1 DNA Way South San Francisco, California 94080-4990 Telephone: (650) 225-1000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:
Dr. Beat Kraehenmann Roche Holding Ltd Grenzacherstrasse 124 CH-4070 Basel Switzerland Telephone: +41-61-688-1111	Charles M. Nathan John M. Newell Latham & Watkins LLP 885 Third Avenue New York, New York 10022-4834 Telephone: (212) 906-1200
Christopher Mayer Davis Polk & Wardwell 450 Lexington Avenue New York, New York 10017 Telephone: (212) 450-4000	Larry W. Sonsini Martin W. Korman Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, California 94304 Telephone: (650) 493-9300

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$46,763,462,125.00	$1,837,804.06

*
Estimated for purposes of calculating the filing fee only.  Calculated by adding (i) the product of (A) 466,224,275, which is the difference between 1,053,413,655, the number of shares (“Shares”) of common stock of Genentech, Inc. outstanding as of February 6, 2009, and 587,189,380, the number of Shares beneficially owned by Roche Holding Ltd and (B) $95.00, which is the per Share tender offer price, and (ii) the product of (A) 77,400,000, which is the number of Shares subject to options outstanding as of December 31, 2008, and (B) $31.94, which is the difference between the $95.00 per Share tender offer price and $63.06, the average weighted exercise price of such options. The number of outstanding Shares, the number of Shares subject to options and the average weighted exercise price for such options is contained in Genentech’s Quarterly Report on Form 10-K for the year ended December 31, 2008.

**
The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory # 2 for Fiscal Year 2009 issued by the Securities and Exchange Commission on September 29, 2008, by multiplying the transaction valuation by 0.0000393.

☑
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$1,652,803.11	Filing Party:	Roche Investments USA Inc./Roche Holding Ltd
Form or Registration No.:	Schedule TO-T	Date Filed:	February 9, 2009

Amount Previously Paid:	$142,272.08	Filing Party:	Roche Investments USA Inc./Roche Holding Ltd
Form or Registration No.:	Schedule TO-T/A	Date Filed:	March 6, 2009

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑      third-party tender offer subject to Rule 14d-1
☐      issuer tender offer subject to Rule 13e-4
☑      going-private transaction subject to Rule 13e-3
☐      amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

This Amendment No. 4 amends and supplements the Tender Offer Statement and Rule 13E-3 Transaction Statement originally filed under cover of Schedule TO on February 9, 2009 and as previously amended and supplemented (as amended and supplemented, the “Schedule TO”) by Roche Holding Ltd, a joint stock company organized under the laws of Switzerland (“Parent”), and Roche Investments USA Inc., a Delaware corporation and an indirect wholly owned subsidiary of Parent (the “Purchaser”).  The Schedule TO relates to the offer by the Purchaser to purchase all outstanding shares of common stock (the “Shares”) of Genentech, Inc., a Delaware corporation (the “Company”), not owned by Parent and its subsidiaries upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 9, 2009 as amended and supplemented (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

All capitalized terms used in this Amendment No. 4 without definition have the meanings ascribed to them in the Schedule TO.

Item 13 of the Schedule TO, the information required by Schedule 13E-3, is being amended and supplemented by this Amendment No. 4 to, among other things, add the Company as a filing party and incorporate the sections relating to the Company. The items of the Schedule TO set forth below are hereby further amended and supplemented as follows:

Items 1 through 9, 11 and 13.

(1)  The price per Share to be paid in the Offer is increased from $93.00 per Share to $95.00 per Share, net to the seller in cash, without interest and less applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer.

(2)  The Offer is extended to, and will expire at, 12:00 midnight, New York City time, on Wednesday, March 25, 2009, unless further extended.

(3)  The information contained in the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) originally filed by the Company with the Securities and Exchange Commission on February 23, 2009, as amended and supplemented by Amendments Nos. 1, 2, 3, 4 and 5, copies of which are attached hereto as Exhibits (a)(2)(i) to (a)(2)(vi), respectively, is incorporated by reference herein.

(4)  The information contained in the Second Supplement to Offer to Purchase, dated March 12, 2009, a copy of which is attached hereto as Exhibit (a)(5)(lii), is incorporated by reference herein.

Item 13.

Item 2. Subject Company Information

(f) The information set forth in the Schedule 14D-9 under Item 1 “Subject Company Information—Securities” is incorporated herein by reference.

Item 3. Identity and Background of Filing Person

(a) The information set forth in the Schedule 14D-9 under Item 1 “Identity and Background of Filing Person—Name and Address” is incorporated herein by reference.

(c) The information set forth in the Schedule 14D-9 under Item 1 “Identity and Background of Filing Person—Name and Address” is incorporated herein by reference.

Item 4. Terms of the Transaction

(e) The Company has made no arrangements in connection with the Offer to provide holders of Shares access to its corporate files or to obtain counsel or appraisal services at its expense.

Item 5. Past Contacts, Transactions, Negotiations and Agreements

(a) The information set forth in the Schedule 14D-9 under Item 3 “Past Contacts, Transactions, Negotiations and Agreements” is incorporated herein by reference.

(b) The information set forth in the Schedule 14D-9 under Item 3 “Past Contacts, Transactions, Negotiations and Agreements” and Item 4 “The Solicitation or Recommendation—Background of the Offer” is incorporated herein by reference.

(c) The information set forth in the Schedule 14D-9 under Item 3 “Past Contacts, Transactions, Negotiations and Agreements” and Item 4 “The Solicitation or Recommendation—Background of the Offer” is incorporated herein by reference.

(e) The information set forth in the Schedule 14D-9 under Item 3 “Past Contacts, Transactions, Negotiations and Agreements—Agreements Involving the Company’s Securities” is incorporated herein by reference.

Item 7. Purposes, Alternatives, Reasons and Effects

The information set forth in the Schedule 14D-9 under Item 4 “The Solicitation or Recommendation—Reasons for the Recommendation of the Company” and Item 7 “Purposes of the Transaction and Plans or Proposals” is incorporated herein by reference.

Item 8. Fairness of the Transaction

The information set forth in the Schedule 14D-9 under Item 4 “The Solicitation or Recommendation—Reasons for the Recommendation of the Company,” “The Solicitation or Recommendation—The Solicitation or Recommendation” and “The Solicitation or Recommendation—Background of the Offer” is incorporated herein by reference.

Item 9. Reports, Opinions, Appraisals and Negotiations

The information set forth in the Schedule 14D-9 under Item 4 “The Solicitation or Recommendation—Opinion of Goldman Sachs & Co.” is incorporated herein by reference.

Item 10. Source and Amount of Funds or Other Considerations

(c) The information set forth in the Schedule 14D-9 under Item 5 “Persons/Assets, Retained, Employed, Compensated or Used” is incorporated herein by reference.

Item 11. Interest in Securities of the Subject Company

The information set forth in the Schedule 14D-9 under Item 6 “Interests in Securities of the Subject Company” is incorporated herein by reference.

Item 12. The Solicitation or Recommendation

The information set forth in the Schedule 14D-9 under Item 4 “The Solicitation or Recommendation—Intent to Tender” is incorporated herein by reference.

Item 14. Persons/Assets, Retained, Employed, Compensated or Used

The information set forth in the Schedule 14D-9 under Item 5 “Persons/Assets, Retained, Employed, Compensated or Used” is incorporated herein by reference.

Item 12.

Exhibit No.	Description
(a)(2)(i)	Solicitation/Recommendation Statement on Schedule 14D-9, dated February 23, 2009.*
(a)(2)(ii)	Solicitation/Recommendation Statement (Amendment No. 1) on Schedule 14D-9, dated February 24, 2009.*

(a)(2)(iii)	Solicitation/Recommendation Statement (Amendment No. 2) on Schedule 14D-9, dated March 2, 2009.*
(a)(2)(iv)	Solicitation/Recommendation Statement (Amendment No. 3) on Schedule 14D-9, dated March 3, 2009.*
(a)(2)(v)	Solicitation/Recommendation Statement (Amendment No. 4) on Schedule 14D-9, dated March 6, 2009.*
(a)(2)(vi)	Solicitation/Recommendation Statement (Amendment No. 5) on Schedule 14D-9, dated March 12, 2009.*
(a)(5)(li)	Press Release issued by Roche, dated March 12, 2009.
(a)(5)(lii)	Second Supplement to Offer to Purchase, dated March 12, 2009.
(a)(5)(liii)	Summary Advertisement to be published in The Wall Street Journal.
(a)(5)(liv)	Second Amended and Restated Letter of Transmittal.
(a)(5)(lv)	Second Amended and Restated Notice of Guaranteed Delivery.
(a)(5)(lvi)	Excerpts from the Annual General Meeting of Roche Holding Ltd, dated March 10, 2009.
(a)(5)(lvii)	Complaint of Joel A. Gerber against Roche Holding Ltd and Roche Investments USA Inc., filed in the United States District Court for the Northern District of California and dated February 17, 2009.
(a)(5)(lviii)	Amended complaint of Joel A. Gerber against Roche Holding Ltd and Roche Investments USA Inc., filed in the United States District Court for the Northern District of California and dated March 9, 2009.
(a)(5)(lix)
Second Stipulation and Agreement Resolving Certain Issues Between and Among Counsel to Co-Lead Plaintiffs and Defendants Charles A. Sanders, Debra L. Reed, Herbert W. Boyer, Roche Holdings, Inc., Roche Investments USA Inc., Erich Hunziker, Jonathan K.C. Knowles, and William M. Burns, filed in In re Genentech, Inc. Shareholders Litigation (in the Court of Chancery of the State of Delaware) and dated March 10, 2009.

(a)(5)(lx)	Investor Q&A, dated March 12, 2009.
(d)(ix)	Agreement and Plan of Merger dated as of March 12, 2009 among Genentech, Inc., Roche Holdings, Inc. and Roche Investments USA Inc.
(d)(x)	Guarantee dated as of March 12, 2009 between Roche Holding Ltd and Genentech, Inc.

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: March 12, 2009

ROCHE INVESTMENTS USA INC.

By: /s/ Carol Fiederlein
Name: Carol Fiederlein
Title: Secretary

ROCHE HOLDING LTD

By: /s/ Steve Krognes
Name: Steve Krognes
Title: Authorized Signatory

By: /s/ Beat Kraehenmann
Name: Dr. Beat Kraehenmann
Title: Authorized Signatory

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: March 12, 2009

GENENTECH, INC.

By: /s/ Stephen Juelsgaard
Name: Stephen Juelsgaard
Title: Executive Vice President, Secretary and Chief Compliance Officer

EXHIBIT INDEX

Item 12.  Exhibits.

Exhibit No.	Description
(a)(1)(i)	Offer to Purchase dated February 9, 2009.*
(a)(1)(ii)	Letter of Transmittal.*
(a)(1)(iii)	Notice of Guaranteed Delivery.*
(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies, Custodians, Holder of Employee Stock Purchase Plan Shares and Other Nominees.*
(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies, Custodians, Holder of Employee Stock Purchase Plan Shares and Other Nominees.*
(a)(1)(vi)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*
(a)(1)(vii)	Summary Advertisement to be published in The Wall Street Journal.*
(a)(2)(i)	Solicitation/Recommendation Statement on Schedule 14D-9, dated February 23, 2009.*
(a)(2)(ii)	Solicitation/Recommendation Statement (Amendment No. 1) on Schedule 14D-9, dated February 24, 2009.*
(a)(2)(iii)	Solicitation/Recommendation Statement (Amendment No. 2) on Schedule 14D-9, dated March 2, 2009.*
(a)(2)(iv)	Solicitation/Recommendation Statement (Amendment No. 3) on Schedule 14D-9, dated March 3, 2009.*
(a)(2)(v)	Solicitation/Recommendation Statement (Amendment No. 4) on Schedule 14D-9, dated March 6, 2009.*
(a)(2)(vi)	Solicitation/Recommendation Statement (Amendment No. 5) on Schedule 14D-9, dated March 12, 2009.
(a)(5)(i)
Roche Annual Report 2008 Finance Report, containing the audited consolidated financial statements for Roche Holding Ltd and its consolidated subsidiaries as of and for each of the years ended December 31 2008 and 2007.*

(a)(5)(ii)
Verified consolidated class action complaint in the consolidated action captioned In re Genentech, Inc. Shareholders Litigation, filed in the Court of Chancery of the State of Delaware and dated August 18, 2008.*

(a)(5)(iii)
Complaint of Alameda County Employees’ Retirement Association against Genentech, Inc., William M. Burns, Erich Hunziker, Jonathan K.C. Knowles, Roche Holdings, Inc., and Roche Holding, Ltd., filed in the Court of Chancery of the State of Delaware and dated July 29, 2008.*

(a)(5)(iv)
Complaint of City of Dearborn Heights General Employees’ Retirement System against Roche Holdings AG, Herbert Boyer, William Burns, Erich Hunziker, Jonathan Knowles, Arthur Levinson, Debra Reed, and Charles Sanders, filed in the Court of Chancery of the State of Delaware and dated July 25, 2008.*

(a)(5)(v)
Complaint of City of Edinburgh Council as Administering Authority of Lothian Pension Fund against Roche Holdings, Inc., Herbert Boyer, William Burns, Erich Hunziker, Jonathan Knowles, Arthur Levinson, Debra Reed, and Charles Sanders, filed in the Court of Chancery of the State of Delaware and dated July 29, 2008.*

(a)(5)(vi)
Complaint of Fulton County Employees’ Retirement System against Herbert W. Boyer, William M. Burns, Erich Hunziker, Jonathan K.C. Knowles, Arthur D. Levinson, Debra L. Reed, Charles A. Sanders, Genentech, Inc., Roche Holdings, Inc., and Roche Holding Ltd, filed in the Court of Chancery of the State of Delaware and dated August 5, 2008.*

(a)(5)(vii)
Complaint of Ira J. Gaines against Genentech, Inc., Roche Holding, Ltd., Roche Holdings, Inc., Arthur D. Levinson, Herbert W. Boyer, William Burns, Erich Hunziker, Jonathan Knowles, Debra Reed, and Charles Sanders, filed in the Court of Chancery of the State of Delaware and dated July 23, 2008.*

(a)(5)(viii)
Complaint of The General Retirement Fund for the City of Detroit against Herbert W. Boyer, William M. Burns, Erich Hunziker, Jonathan K.C. Knowles, Arthur D. Levinson, Debra L. Reed, Charles A. Sanders, Genentech, Inc., Roche Holdings, Inc., and Roche Holding Ltd, filed in the Court of Chancery of the State of Delaware and dated August 7, 2008.*

(a)(5)(ix)
Complaint of Montgomery County Employees’ Retirement Fund against Herbert W. Boyer, William M. Burns, Erich Hunziker, Jonathan K.C. Knowles, Arthur D. Levinson, Debra L. Reed, Charles A. Sanders, Genentech, Inc., Roche Holdings, Inc., and Roche Holding Ltd, filed in the Court of Chancery of the State of Delaware and dated July 22, 2008.*

(a)(5)(x)
Complaint of City of Tallahassee’s Employees’ Retirement System against Genentech Inc., Herbert W. Boyer, William M. Burns, Erich Hunziker, Jonathan K.C. Knowles, Arthur D. Levinson, Debra L. Reed, Charles A. Sanders, and Roche Holdings, Inc., and Roche Holding Ltd, filed in the Court of Chancery of the State of Delaware and dated July 28, 2008.*

(a)(5)(xi)
Complaint of Peter Wrubel against Genentech, Inc., Roche Holding, Ltd., Roche Holdings, Inc., Arthur D. Levinson, Herbert W. Boyer, William Burns, Erich Hunziker, Jonathan Knowles, Debra Reed, and Charles Sanders, filed in the Court of Chancery of the State of Delaware and dated July 24, 2008.*

(a)(5)(xii)
Complaint of Bader & Yakaitis PSP and Trust against Genentech, Inc., Arthur D. Levinson, Herbert W. Boyer, William M. Burns, Erich Hunziker, Jonathan K.C. Knowles, Debra L. Reed and Charles Sanders, filed in the Superior Court of the State of California, County of San Mateo and dated July 22, 2008.*

(a)(5)(xiii)
Complaint of Misty L. Colwell against Genentech, Inc., Arthur D. Levinson, William M. Burns, Erich Hunziker, Jonathan K.C. Knowles, Herbert W. Boyer, Debra L. Reed, Charles A. Sanders, and Roche Holdings AG, filed in the Superior Court of the State of California, County of San Mateo and dated July 21, 2008.*

(a)(5)(xiv)
Complaint of Robert Corwin against Herbert W. Boyer, William M. Burns, Erich Hunziker, Jonathan K.C. Knowles, Arthur D. Levinson, Debra L. Reed, Charles A. Sanders, Genentech, Inc., Roche Holdings, Inc. and Roche Holding Ltd, filed in the Superior Court of the State of California, County of San Mateo and dated July 29, 2008.*

(a)(5)(xv)
Complaint of Robert L. Garber against Genentech, Inc., Arthur D. Levinson, Herbert W. Boyer, William M. Burns, Erich Hunziker, Jonathan K.C. Knowles, Debra L. Reed and Charles A. Sanders, filed in the Superior Court of the State of California, County of San Mateo and dated July 22, 2008.*

(a)(5)(xvi)
Complaint of Joel A. Gerber against Genentech, Inc., Arthur D. Levinson, Herbert W. Boyer, William M. Burns, Erich Hunziker, Jonathan K.C. Knowles, Debra L. Reed and Charles A. Sanders, filed in the Superior Court of the State of California, County of San Mateo and dated July 22, 2008.*

(a)(5)(xvii)
Complaint of Elizabeth Henderson against Herbert W. Boyer, William M. Burns, Erich Hunziker, Jonathan K.C. Knowles, Arthur D. Levinson, Debra L. Reed, Charles A. Sanders, Roche Holdings, Inc., and Roche Holding Ltd, filed in the Superior Court of the State of California, County of San Mateo and dated July 23, 2008.*

(a)(5)(xviii)
Amended complaint of Elizabeth Henderson against Herbert W. Boyer, William M. Burns, Erich Hunziker, Jonathan K.C. Knowles, Arthur D. Levinson, Debra L. Reed, Charles A. Sanders, Roche Holdings, Inc., and Roche Holding Ltd, filed in the Superior Court of the State of California, County of San Mateo and dated August 15, 2008.*

(a)(5)(xix)
Complaint of James Kenney against Genentech, Inc., Arthur D. Levinson, Herbert W. Boyer, Debra L. Reed, Charles A. Sanders, William M. Burns, Erich Hunziker, Jonathan K.C. Knowles, filed in the Superior Court of the State of California, County of San Mateo and dated July 22, 2008.*

(a)(5)(xx)	Complaint of Katherine Krattenmaker against Arthur D. Levinson, William M. Burns, Erich Hunziker, Jonathan K.C. Knowles, Herbert W. Boyer, Debra L. Reed, Charles A. Sanders,

Genentech, Inc., Roche and Roche Holdings Inc., filed in the Superior Court of the State of California, County of San Mateo and dated July 21, 2008.*
(a)(5)(xxi)
Complaint of Louisiana Municipal Police Employees’ Retirement System against Genentech, Inc., Roche Holdings, Inc., William M. Burns, Erich Hunziker, Jonathan K.C. Knowles, Herbert W. Boyer, Arthur D. Levinson, Debra L. Reed, and Charles A. Sanders, filed in the Superior Court for the State of California, County of San Mateo and dated July 23, 2008.*

(a)(5)(xxii)
Complaint of Louisiana Sheriffs’ Pension and Relief Fund against Genentech, Inc., Herbert W. Boyer, William M. Burns, Erich Hunziker, Jonathan K.C. Knowles, Arthur D. Levinson, Debra L. Reed, Charles A. Sanders, Roche Holding AG, filed in the Superior Court for the State of California, County of San Mateo and dated July 23, 2008.*

(a)(5)(xxiii)
Complaint of Lucky All Five Investments, LP against Genentech, Inc., Roche Holdings, Inc., Herbert W. Boyer, William M. Burns, Erich Hunziker, Jonathan K.C. Knowles, Arthur D. Levinson, Debra L. Reed, and Charles A. Sanders, filed in the Superior Court of the State of California, County of San Mateo and dated July 24, 2008.*

(a)(5)(xxiv)
Complaint of Vern Mercier against Genentech, Inc., Arthur D. Levinson, Herbert W. Boyer, William M. Burns, Erich Hunziker, Jonathan K.C. Knowles, Debra L. Reed and Charles A. Sanders, filed in the Superior Court of the State of California, County of San Mateo and dated July 24, 2008.*

(a)(5)(xxv)
Complaint of Vern Mercier against Genentech, Inc., Arthur D. Levinson, Herbert W. Boyer, William M. Burns, Erich Hunziker, Jonathan K.C. Knowles, Debra L. Reed, and Charles A. Sanders, filed in the Superior Court of the State of California, County of San Francisco and dated July 24, 2008.*

(a)(5)(xxvi)
Complaint of New Jersey Laborers Pension Fund and New Jersey Laborers Annuity Fund against Herbert W. Boyer, William M. Burns, Erich Hunziker, Jonathan K.C. Knowles, Arthur D. Levinson, Debra L. Reed, Charles A. Sanders, Genentech, Inc., Roche Holdings, Inc. and Roche Holding Ltd, filed in the Superior Court of the State of California, County of San Mateo and dated August 7, 2008.*

(a)(5)(xxvii)
Complaint of Eric A. Olsen against Genentech, Inc., Roche Holding Ltd, Roche Holdings, Inc., Arthur D. Levinson, William M. Burns, Erich Hunziker, Jonathan K.C. Knowles, Herbert W. Boyer, Debra L. Reed, and Charles A. Sanders, filed in the Superior Court of the State of California, County of San Mateo and dated August 19, 2008.*

(a)(5)(xxviii)
Complaint of Papazian Distributing Co., Inc. against Roche Holdings, Inc., Roche Holding AG, Genentech, Inc., Arthur D. Levinson, Herbert W. Boyer, William Burns, Erich Hunziker, Jonathan Knowles, Debra Reed, and Charles Sanders, filed in the Superior Court of the State of California, County of San Mateo and dated July 24, 2008.*

(a)(5)(xxix)
Complaint of Elsa Rosenberg against Genentech, Inc., Herbert W. Boyer, William M. Burns, Erich Hunziker, Jonathan K.C. Knowles, Arthur D. Levinson, Debra L. Reed, Charles A. Sanders, and Roche Holdings AG, filed in the Superior Court of the State of California, County of San Mateo and dated July 21, 2008.*

(a)(5)(xxx)
Complaint of Irving J. Taylor against Herbert W. Boyer, William M. Burns, Erich Hunziker, Jonathan K.C. Knowles, Arthur D. Levinson, Debra L. Reed, Charles A. Sanders, Genentech, Inc., Roche Holdings, Inc. and Roche Holding Ltd, filed in the Superior Court of the State of California, County of San Mateo and dated July 29, 2008.*

(a)(5)(xxxi)
Complaint of Arnold Wandel against Herbert W. Boyer, William M. Burns, Erich Hunziker, Jonathan K.C. Knowles, Arthur D. Levinson, Debra L. Reed, Charles A. Sanders, Genentech, Inc., and Roche Holding AG, filed in the Superior Court of the State of California, County of San Mateo and dated July 22, 2008.*

(a)(5)(xxxii)
Complaint of Ernest Gottdiener against Arthur D. Levinson, Charles A. Sanders, Jonathan K.C. Knowles, William M. Burns, Erich Hunziker, Herbert W. Boyer, Debra L. Reed, Genentech, Inc. and Roche Holding AG, filed in the United States District Court for the Northern District of California and dated August 5, 2008.*

(a)(5)(xxxiii)
Complaint of John P. McCarthy Profit Sharing Plan against Genentech, Inc., Roche Holding, Ltd, Roche Holdings, Inc., Roche Holding AG, Arthur D. Levinson, Herbert W. Boyer, William M. Burns, Erich Hunziker, Jonathan K.C. Knowles, Debra L. Reed, and Charles Sanders, filed in the United States District Court for the Northern District of California and dated August 4, 2008.*

(a)(5)(xxxiv)
Complaint of Arnold Wandel against Herbert W. Boyer, William M. Burns, Erich Hunziker, Jonathan K.C. Knowles, Arthur D. Levinson, Debra L. Reed, Charles A. Sanders, Genentech, Inc., and Roche Holding AG, filed in the United States District Court for the Northern District of California and dated July 23, 2008.*

(a)(5)(xxxv)
Stipulation and Agreement Resolving Certain Issues Between and Among Co-Lead Plaintiffs and Defendants Roche Holdings, Inc., Erich Hunziker, Jonathan K.C. Knowles, and William M. Burns, filed in In re Genentech, Inc. Shareholders Litigation (in the Court of Chancery of the State of Delaware) and dated September 24, 2008.*

(a)(5)(xxxvi)
Order of Vice Chancellor Strine, dated September 26, 2008, Granting the Stipulation and Agreement Resolving Certain Issues Between and Among Co-Lead Plaintiffs and Defendants Roche Holdings, Inc., Erich Hunziker, Jonathan K.C. Knowles, and William M. Burns, filed in In re Genentech, Inc. Shareholders Litigation (in the Court of Chancery of the State of Delaware).*

(a)(5)(xxxvii)	Press Release issued by Roche, dated February 9, 2009.*
(a)(5)(xxxviii)	Investor Q&A, dated February 9, 2009.*
(a)(5)(xxxix)	Roche Investor Presentation, dated February 9, 2009.*
(a)(5)(xxxx)	Transcript of Interview with Dr. Humer, dated February 9, 2009.*
(a)(5)(xxxxi)	Letter to Genentech Employees, dated February 9, 2009.*
(a)(5)(xxxxii)	Supplement to the Consolidated Class Action Complaint, dated February 19, 2009, filed in In re Genentech, Inc. Shareholders Litigation (in the Court of Chancery of the State of Delaware).*
(a)(5)(xxxxiii)	Press Release issued by Roche, dated February 27, 2009.*
(a)(5)(xxxxiv)	Presentation on Roche’s offer to acquire minority shares in Genentech, dated March 2009.*
(a)(5)(xxxxv)	Press Release issued by Roche, dated March 6, 2009.*
(a)(5)(xxxxvi)	Supplement to Offer to Purchase, dated March 6, 2009.*
(a)(5)(xxxxvii)	Amended and Restated Letter of Transmittal.*
(a)(5)(xxxxviii)	Amended and Restated Notice of Guaranteed Delivery.*
(a)(5)(xxxxix)	Notice of Increased Offer Price to be published in The Wall Street Journal.*
(a)(5)(l)	Investor Q&A, dated March 6, 2009.*
(a)(5)(li)	Press Release issued by Roche, dated March 12, 2009.
(a)(5)(lii)	Second Supplement to Offer to Purchase, dated March 12, 2009.
(a)(5)(liii)	Summary Advertisement to be published in The Wall Street Journal.
(a)(5)(liv)	Second Amended and Restated Letter of Transmittal.
(a)(5)(lv)	Second Amended and Restated Notice of Guaranteed Delivery.
(a)(5)(lvi)	Excerpts from the Annual General Meeting of Roche Holding Ltd, dated March 10, 2009.
(a)(5)(lvii)	Complaint of Joel A. Gerber against Roche Holding Ltd and Roche Investments USA Inc., filed in the United States District Court for the Northern District of California and dated February 17, 2009.
(a)(5)(lviii)	Amended complaint of Joel A. Gerber against Roche Holding Ltd and Roche Investments USA Inc., filed in the United States District Court for the Northern District of California and dated March 9, 2009.

(a)(5)(lix)
Second Stipulation and Agreement Resolving Certain Issues Between and Among Counsel to Co-Lead Plaintiffs and Defendants Charles A. Sanders, Debra L. Reed, Herbert W. Boyer, Roche Holdings, Inc., Roche Investments USA Inc., Erich Hunziker, Jonathan K.C. Knowles, and William M. Burns, filed in In re Genentech, Inc. Shareholders Litigation (in the Court of Chancery of the State of Delaware) and dated March 10, 2009.

(a)(5)(lx)	Investor Q&A, dated March 12, 2009.
(c)(i)	Presentation dated February 7, 2009 provided by Greenhill & Co., LLC to Roche.*
(d)(i)
Form of Affiliation Agreement dated as of July 22, 1999, between the Company and Roche Holdings, Inc. (incorporated by reference to Exhibit 10.1 to Amendment No. 3 to the Company’s Registration Statement (No. 333-80601) on Form S-3 filed on July 16, 1999).*

(d)(ii)
Amendment No. 1 dated as of October 22, 1999 to the Affiliation Agreement dated as of July 22, 1999 between the Company and Roche Holdings, Inc. (incorporated by reference to Exhibit 10.5 to the Company’s Annual Report on Form 10-K for the year ended December 31, 1999 filed on February 8, 2000).*

(d)(iii)
Form of Amended and Restated Agreement, restated as of July 1, 1999, between the Company and F. Hoffmann-La Roche Ltd regarding Commercialization of Genentech’s Products outside the United States (incorporated by reference to Exhibit 10.2 to Amendment No. 3 to the Company’s Registration Statement (No. 333-80601) on Form S-3 filed on July 16, 1999).*

(d)(iv)
Amendment dated as of March 10, 2000 to Amended and Restated Agreement between the Company and F. Hoffmann-La Roche Ltd regarding Commercialization of Genentech’s Products outside the United States (incorporated by reference to Exhibit 10.18 to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2004 filed on July 27, 2004).*

(d)(v)
Amendment dated as of June 26, 2000 to Amended and Restated Agreement between the Company and F. Hoffmann-La Roche Ltd regarding Commercialization of Genentech’s Products outside the United States (incorporated by reference to Exhibit 10.19 to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2004 filed on July 27, 2004).*

(d)(vi)
Third Amendment dated as of April 30, 2004 to Amended and Restated Agreement between the Company and F. Hoffmann-La Roche Ltd regarding Commercialization of the Company’s Products outside the United States (incorporated by reference to Exhibit 10.20 to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2004 filed on July 27, 2004).*

(d)(vii)
Form of Tax Sharing Agreement dated as of July 22, 1999 between the Company and Roche Holdings, Inc (incorporated by reference to Exhibit 10.3 to Amendment No. 3 to the Company’s Registration Statement (No. 333-80601) on Form S-3 filed on July 16, 1999).*

(d)(viii)
Collaborative Agreement dated as of April 13, 2004 among the Company, F. Hoffmann-La Roche Ltd and Hoffmann-La Roche Inc. (incorporated by reference to Exhibit 10.21 to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2004 filed on July 27, 2004).*

(d)(ix)	Agreement and Plan of Merger dated as of March 12, 2009 among Genentech, Inc., Roche Holdings, Inc. and Roche Investments USA Inc.
(d)(x)	Guarantee dated as of March 12, 2009 between Roche Holding Ltd and Genentech, Inc.
(f)	Section 262 of the Delaware General Corporation Law (included as Schedule C to the Offer to Purchase filed herewith as Exhibit (a)(1)(i)).*
(g)	Not applicable.
(h)	Not applicable.

* Previously filed